Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-165987
April 27, 2010
Charm Communications Inc.
     Charm Communications Inc., or Charm Communications, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Charm Communications has filed with the SEC for more complete information about Charm Communications and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Charm Communications has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Charm Communications, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-800-221-1037 (calling this number is not toll free outside the United States). You may also access Charm Communications’ most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1485487/000095012310038790/h03022a3fv1za.htm.
     This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to Charm Communications’ registration statement on Form F-1, or Amendment No. 3, as filed via EDGAR with the SEC on April 27, 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 3.
THE OFFERING
     The disclosure regarding recent developments relating to Charm Communications under “The Offering — Recent Developments” has been revised.
     The relevant disclosure (as amended) on page 12 is set forth below:
Recent Developments
     The following is an estimate of our selected preliminary unaudited financial results for the three months ended March 31, 2010. Our estimated results are subject to the completion of certain procedures, and those procedures have not been completed. Given the preliminary nature of our estimates, our actual financial results for the three months ended March 31, 2010 may be materially different from our estimates. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements.”
•	We estimate that our total revenues for the three months ended March 31, 2010 were no less than US$41.0 million. Our total revenues were US$24.3 million for the three months ended March 31, 2009. This increase in our total revenues was primarily due to an increase in revenues from our media investment management business as we (i) generated a greater amount of revenue from sales of advertising media resources we secured on satellite television channels and (ii) secured new advertising media resources on CCTV for 2010.

•	We estimate that our gross profit for the three months ended March 31, 2010 was no less than US$12.0 million. Our gross profit was US$4.1 million for the three months ended March 31, 2009. This increase in our gross profit primarily reflected the significant increase in gross profit generated from our media investment management business.

•	We estimate that our operating profit for the three months ended March 31, 2010 was no less than US$7.0 million. Our operating profit was US$0.6 million for the three months ended March 31, 2009. This increase in our operating profit primarily reflected the increase in our gross profit.

•	We estimate that our net income for the three months ended March 31, 2010 was no less than US$6.0 million. Our net income was US$0.8 million for the three months ended March 31, 2009. This increase in our net income primarily reflected the increase in our operating profit.

•	We estimate that our net income attributable to ordinary shareholders for the three months ended March 31, 2010 was no less than US$5.0 million. In determining our estimated net income attributable to ordinary shareholders, we allocate a portion of our net income to the non-controlling interests in our joint venture with Aegis Media and accrete the redemption premium on our outstanding Series A convertible redeemable preferred shares.
     Our financial results for the three months ended March 31, 2009 are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Selected Quarterly Results of Operations” included elsewhere in this prospectus.
     Our estimated financial results for the three months ended March 31, 2010 may not be indicative of our results for future periods. Please refer to “Risk Factors—Risks Relating to Our Business—Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Factors Affecting Our Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Selected Quarterly Results of Operations” and other information included in this prospectus for information regarding trends and other factors that may affect our results of operations.